EXHIBIT 99.1

PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – June 27, 2013 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN", NYSE MKT: "LON") announces that the six nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Thursday, June 27, 2013 were elected at the Meeting as directors of Loncor.  The vote was conducted by a show of hands.  The detailed results of the votes received by proxy are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kevin R. Baker	30,853,878	86.99%	4,614,138	13.01%
Maurice J. Colson	35,467,816	99.99%	200	0.001%
Peter N. Cowley	30,853,878	86.99%	4,614,138	13.01%
Arnold T. Kondrat	30,853,878	86.99%	4,614,138	13.01%
Richard J. Lachcik	30,852,878	86.99%	4,615,138	13.01%
William R. Wilson	35,466,816	99.99%	1,200	0.003%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration. Loncor also owns or controls 53 exploration permits in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T:  1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.